April 15, 2009

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549-0306
Attention: Jay Mumford, Senior Attorney

Re:           Cree, Inc.
Annual Report on Form 10-K for the fiscal year ended June 29, 2008
Filed on August 20, 2008
File No. 000-21154

Dear Mr. Mumford:

Set forth below is our response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission contained in the comment letter dated April 9, 2009, relating to the Form 10-K for Fiscal Year Ended June 29, 2008 of Cree, Inc. (the “Company”).  The comment from the letter is in italics, with the Company’s response set forth immediately below.  The Company has repeated the heading and paragraph number from the letter for your convenience.

Review and Approval of Related Person Transactions, page 9

1.
We note your response to our prior comment 3.  Please note that while Regulation S-K Items 404(b)(1)(i)-(iv) are examples of material features of a registrant’s policies and procedures for the review, approval, or ratification of related person transactions, Regulation S-K Item 404(b)(1) nonetheless requires that a registrant adequately describe such policies and procedures.  The sample disclosure you cite in your response does not indicate any parameters by which your Audit Committee conducts the review of your related person transactions.  Accordingly, we re-issue the comment.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

In response to the Staff’s comment, in future filings we will expand the description of our related person transaction policy to include a disclosure in substance as follows:  “The Audit Committee must approve any related person transaction, which is defined in the Audit Committee Charter as any transaction required to be disclosed pursuant to SEC Regulation S-K, Item 404 and any other transaction for which Audit Committee approval is required pursuant to applicable law or listing standards applicable to the Company.  In determining whether to approve such transactions, the members of the Audit Committee may exercise their discretion in performance of their duties as directors.  These duties include the obligation of a director under North Carolina law to ‘discharge his duties as a director, including his duties as a member of a committee:  (1) in good faith; (2) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (3) in a manner he reasonably believes to be in the best interests of the corporation.’”

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 In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
Division of Corporation Finance

If you have any questions regarding any of the responses in this letter, please contact me at (919) 313-5359.

Sincerely,

CREE, INC.

/s/ John T. Kurtzweil
John T. Kurtzweil
Executive Vice President and
Chief Financial Officer